GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                (Amendment No. 1)

                               FILE NO.: 000-30339

                                 CIK: 0001100189

                               PARC CAPITAL, CORP.
                             ----------------------
                         (Name of Small Business Issuer)

    Delaware                                         13-4079042
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    (State or Other Jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                   Identification Number)

39 Broadway, Suite 2250, New York, NY                                10006
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(Address of Principal Executive Offices)                             (Zip Code)

Issuer's telephone number    (212) 425-8200

                             ----------------------

Securities to be registered under Section 12(b) of the Act:

                  NONE
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Securities to be Registered Under Section 12(g) of the Act:

                  Common Stock, $.0001 Par Value
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                                (Title of Class)

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                                TABLE OF CONTENTS

                                     PART I.

ITEM 1.  DESCRIPTION OF BUSINESS
ITEM 2.  PLAN OF OPERATION
ITEM 3.  DESCRIPTION OF PROPERTY
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM 6.  EXECUTIVE COMPENSATION
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8.  DESCRIPTION OF SECURITIES

                                    PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
ITEM 2.  LEGAL PROCEEDINGS
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S.

FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
BALANCE SHEET AS OF MARCH 31, 2000
NOTES TO BALANCE SHEET AS OF MARCH 31, 2000

                                    PART III.

ITEM 1.  INDEX TO EXHIBITS

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     Parc Capital, Corp. (the "Company"), was incorporated on September 8, 1999, under the laws of the State of Delaware. The Company was formed in order to seek business opportunities and is currently a "shell" with no commercial operations. To date its activities have been organizational in nature and as a result it must be considered to be in its developmental stage. The Company has no full time employees, owns no real estate and since inception has been primarily concerned with developing its business plan and raising its initial capital.

     The Company is one of ten shells created by Mark Elenowitz and Louis Taubman, who are shareholders in all ten shells. Each shell has the same business plan. The Company and the other shells seek to find private companies that wish to become reporting companies, with which to merge. Mr. Elenowitz and Mr. Taubman engage in the business of creating public shells and finding merger partners for these shells.

     The Company's current business plan is to seek out business opportunities and to pursue other related activities intended to enhance shareholder value. Because the Company has no capital, it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

     The Company currently intends to generate revenue for its shareholders through the acquisition of stock of potential merger partners with whom the shell may be merged. In addition to the revenue generated from anticipated capital gains from the sale of such stock, Mr. Elenowitz and Mr. Taubman also derive revenue indirectly from TM Capital Partners, LLC, the majority shareholder in the shells, which acts as a consultant to companies seeking to merge with a public vehicle.

     The acquisition of a business opportunity will probably be in the form of a merger with a foreign or domestic private issuer that wishes to become a reporting issuer. However, the Company is not limiting its search to such an opportunity and as a result the business opportunity may also take the form of a purchase, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.

     Neither does the Company intend to restrict its search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the

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selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

     To date, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing this Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

     As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into, the Company is expected to be an entity that desires to become a public company and establish a public trading market for its securities. There are various reasons why an entity would wish to become a public company including (i) the ability to use registered securities as currency in acquisitions of assets or businesses; (ii) increased visibility in the financial community; (iii) the facilitation of borrowing from financial institutions; (iv) increased liquidity to investors; (v) greater ease in subsequently raising capital (vi) compensation of key employees through stock options; (vii) enhanced corporate image; and (viii) a presence in the United States capital markets.

     Management believes that the business opportunity will likely be a business entity with the goal of becoming a public company in order to use its securities for the acquisition of assets or businesses; a company which is unable to find an underwriter of its securities or is unable to find an underwriter of its securities on terms acceptable to it; a company that wishes to become public with less dilution of its common stock than would occur upon an underwriting; a company that believes that it will be able to obtain investment capital on more favorable terms after it has become public; or a foreign company that wishes to make an initial entry into the United States securities market.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     In all probability, however, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the

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shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable

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business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

     CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's officers have not entered into a written employment agreement with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

     CONFLICTS OF INTEREST--GENERAL. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

     Mark Elenowitz and Louis Taubman have created and are beneficial owners of ten shells. It is presumed that these shells will be sold in chronological order by date of incorporation. However, a target company may be more suited or prefer a certain shell formed subsequent to the Company. Thus, Mark Elenowitz and Louis Taubman may attempt to merge a target company with one of their shells incorporated subsequent to the Company, regardless of chronological order. Mark Elenowitz and Louis Taubman will profit if any of the shells are merged, regardless of chronological order of incorporation. Thus, finding a target company to merge with this Company may not necessarily be a priority for Mark Elenowitz and Louis Taubman who will gain financially if any of the shells are sold.

     Mark Elenowitz and Louis Taubman will each receive stock, indirectly and directly as a result of any merger that occurs. In addition, Mr. Elenowitz, Mr. Taubman and their other partners may also receive cash as a result of any consulting agreement between TM Capital Partners, LLC and any potential merger candidates.

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     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the
Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity that the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present

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officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

     Shareholders should be aware that the market for penny stocks has suffered in recent years from patterns of fraud and abuse (see www.sec.gov; Press
Releases: "SEC Proposes Several Measures to Combat Securities Fraud and Issues Status Report on Commission-wide Microcap Fraud Efforts"). Such patterns include
(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both

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companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

     NO PUBLIC MARKET EXISTS. There is no public market for the Company's Common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     RULE 144 SALES. All of the outstanding shares of Common Stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

     BLUE SKY RESTRICTIONS. Many states have enacted statutes or rules that restrict or prohibit the sale of securities of "shell" companies to residents so long as they remain without specific business plans. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state that restricts or prohibits resale of shares in a "shell" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.

     At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Board of

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Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.

     In the event of a violation of state laws regarding resale of "shell" shares the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM 2. PLAN OF OPERATION

     The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officers and directors nor any affiliate have engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both. In the past a cash referral fee was paid to finders in relation to the Solomon Alliance Group, Inc. and Madison Holdings, Inc. business combination and the Reagan Holdings, Inc. and FindEx.com, Inc. business combination. The referral fee paid to the finder, which was not affiliated with Madison Holdings, was $50,000 in cash plus 100,000 shares of Solomon Alliance Group, Inc. A referral fee of $50,000 in cash plus 100,000 shares of FindEx.com, Inc. was paid to TM Capital Partners, an entity affiliated with MHE Projix, LLC, the majority shareholder of Reagan Holdings, Inc. in relation to its business combination with FindEx.com, Inc.

     The Company has no full time employees. The Company's officers have agreed to allocate a portion of their time to the activities of the Company, without compensation. The officers anticipate that the business plan of the Company can be implemented by their devoting no more than 10 hours each per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

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     Management is currently involved with other shell companies, and is involved in creating additional shell companies similar to this one. A conflict may arise in the event that another shell company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other shell companies in chronological order of the date of formation of such shell companies or by lot. However, other shell companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain shell company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred shell company regardless of date of formation or choice by lot. To date, Management has successfully completed business combinations, in the form of share exchanges, between three target companies and three of their shell companies in chronological order by date of incorporation of the shells.

     The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries .

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived

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benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, who are not professional business analysts. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be

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incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that the services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a shell company. Until such time as this occurs, the Company will not register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity that cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     TM Capital Partners, L.L.C., the principal shareholder of the Company, has agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount TM Capital Partners, L.L.C. will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

COMPETITION

     The Company expects to encounter substantial competition in its efforts to locate attractive business opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities have significantly greater financial and personnel resources and technical expertise than the Company. The Company may also experience competition from other public "shell" companies, some of which may have more funds available than the Company. As a result of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 39 Broadway, Suite 2250, which is the office address of its Secretary, Louis Taubman. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of the date of this registration statement, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the

Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

    Name and Address                   Amount of Beneficial         Percentage
    of Beneficial Owner                Ownership                     of Class
    -------------------                --------------------         ----------
    TM Capital partners, L.L.C. (1)         4,750,000                   95%
    15425 Shady Grove Road
    Suite 400
    Rockville, MD  20850

    Mark Elenowitz                            125,000                   2.5%
    (President, Treasurer
    and Director)
    15425 Shady Grove Road
    Suite 400
    Rockville, MD  20850

    Louis Taubman                             125,000                   2.5%
    (Secretary and Director)
    39 Broadway, Suite 2250
    New York, NY 10006

    All Executive Officers and
    Directors as a Group                    5,000,000                  100%

     (1) Two of the Company's officers and directors- Louis Taubman and Mark Elenowitz are indirect beneficial owners of TM Capital Partners, L.L.C. TM Capital provides services for such persons, particularly in regard to locating private companies that may wish to go public, and acts as an initial shareholder in certain companies formed by such parties. Since TM Capital has fewer than 100 shareholders and is not making and does not intend to make a public offering of its securities, management believes that it is not deemed to be an investment company by virtue of an exemption provided under the Investment Company Act of 1940, as amended.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has two Directors and two Officers as follows:

      Name                     Age        Positions and Offices Held
      ----                     ---        --------------------------
      Mark Elenowitz            30        President, Treasurer and Director

      Louis Taubman             31        Secretary and Director

     There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

     Set forth below is the name of the directors and officers of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Mark Elenowitz, 30, has served as President, Treasurer and as a Director of the Company since its inception, and has extensive financial experience within the marketplace, including experience in corporate finance, mergers and acquisitions, and marketing. Mr. Elenowitz earned his Series 7 and 63 broker licenses and held a Series 24 license while employed as branch manager at Tamaron Investments. Mr. Elenowitz is also Co-Chairman Managing Director of VentureNow, Inc., a private venture capital company, a Managing Director of Invoke Distribution, an international direct marketing company, and President of Investor Communications Company, LLC, an investor relations firm. Mr. Elenowitz has also served as Vice President of Investor Relations for Quest International Resources Corporation, a public natural resource exploration company. Previously, Mr. Elenowitz was Vice President of Sales at Josephthal, Lyon & Ross, Inc., a NYSE member firm. Mr. Elenowitz is a graduate of the University of Maryland College of Business and Management, with a Bachelor of Science in Finance.

Louis E. Taubman, 31, has served as Secretary and as a Director of the Company since its inception. Mr. Taubman is a partner in the New York law firm of Kogan Taubman & Neville, LLC, a boutique securities firm. Before joining Kogan Taubman & Neville, Mr. Taubman maintained a private practice wherein he provided general corporate and securities counsel to various developmental stage businesses. Prior to that, Mr. Taubman served as an attorney in the legal department of Prudential Securities, Inc. Mr. Taubman provides counsel to both issuers and underwriters with regard to public and private finance, mergers and acquisitions. Additionally, Mr. Taubman has litigated matters in various federal and state courts, as well as before such self-regulatory bodies as the NASD, NFA and NYSE. Mr. Taubman graduated cum laude from New York Law School in 1993 and holds a Bachelor of Science degree in Political Science from Syracuse University.

TOTAL CURRENT SHELL COMPANIES

     Mr. Elenowitz, as president and a director of the Company, and Mr. Taubman, as secretary and a director of the Company, are currently involved with other shell companies, and are involved in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a shell company until completion of a business combination.

     Generally target companies will be located for the Company and other identical shell companies in chronological order of the date of formation of such shell companies or, in the case of shell companies formed on the same date, alphabetically. However, certain shell companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain shell company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain shell company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred shell company regardless of date of formation.

     The following chart summarizes certain information concerning recent shell companies with which Mr. Elenowitz and Mr. Taubman are or have been involved, which have filed or will be filing a registration statement on Form 10-SB. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.


                                    Registration Form/
                                    Date of Effectiveness     Date of
Corporation                         File Number               Incorporation     Status
-----------                         ---------------------     -------------     -------
Hancock Holdings, Inc.              Form 10-SB                5/18/99           Merged with Orion
                                    1/15/00                                     Technologies, Inc., a
                                    000-29673                                   Nevada corporation on
                                                                                February 17, 2000. Orion
                                                                                filed its Form 8-K on
                                                                                February 24, 2000.

Madison Holdings, Inc.              Form 10-SB                5/18/99           Merged with Solomon
                                    1/15/00                                     Alliance Group, an
                                    000-29973                                   Arizona corporation on
                                                                                March 16, 2000. Solomon
                                                                                filed its Form 8-K on
                                                                                March 10, 2000.


                                    Registration Form/
                                    Date of Effectiveness     Date of
Corporation                         File Number               Incorporation     Status
-----------                         ---------------------     -------------     -------
Reagan Holdings, Inc.               Form 10-SB                7/27/99           Merged with FindEx.com,
                                    1/15/00                                     Inc., a Nevada
                                    000-29963                                   Corporation on
                                                                                March 7, 2000. FindEx
                                                                                filed its Form 8-K on
                                                                                March 15, 2000.

Aries Holdings, Inc.                Form 10-SB                9/7/99            Seeking merger with
                                    4/10/00                                     unidentified company.
                                    000-29411                                   Form 8-K will be filed if
                                                                                business combination
                                                                                occurs.

Parade Holdings, Inc.               Form 10-SB                9/7/99            Seeking merger with
                                    4/10/00                                     unidentified company.
                                    000-30337                                   Form 8-K will be filed if
                                                                                business combination
                                                                                occurs.

Pepper Capital, Corp.               Form 10-SB                9/8/99            Seeking merger with
                                    4/10/00                                     unidentified company.
                                    000-29408                                   Form 8-K will be filed if
                                                                                business combination
                                                                                occurs.

Irving Capital, Corp.               Form 10-SB                9/8/99            Seeking merger with
                                    6/12/00                                     unidentified company.
                                    000-30343                                   Form 8-K will be filed if
                                                                                business combination
                                                                                occurs.

Parc Capital, Corp.                 Form 10-SB                9/8/99            Seeking merger with
                                    6/12/00                                     unidentified company.
                                    000-30339                                   Form 8-K will be filed if
                                                                                business combination
                                                                                occurs.

Model Capital, Corp.                Form 10-SB                9/8/99            Seeking merger with
                                    6/12/00                                     unidentified company.
                                    000-30341                                   Form 8-K will be filed if
                                                                                business combination
                                                                                occurs.

Charm Capital, Corp.                Form 10-SB                9/8/99            Seeking merger with
                                    6/12/00                                     unidentified company.
                                    000-30345                                   Form 8-K will be filed if
                                                                                business combination
                                                                                occurs.

RECENT TRANSACTIONS BY SHELL COMPANIES

Share Exchange between Hancock Holdings, Inc. and Orion Technologies, Inc.

     On February 22, 2000, Orion Technologies, Inc., a Nevada corporation, purchased all of the issued and outstanding shares of Hancock Holdings, Inc. pursuant to a share exchange agreement. Hancock Holdings, Inc. was formed on May 18, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially similar to the Company, including similar management and beneficial shareholders.

     Pursuant to a Share Exchange Agreement (the "Agreement") dated February 22, 2000, Orion Technologies, Inc., a Nevada corporation ("Orion" or the "Company"), acquired all of the issued and outstanding capital stock of Hancock Holdings, Inc. ("Hancock") from the shareholders of Hancock in a pro rata exchange for an aggregate of 150,000 shares of Orion's common stock, par value $0.001 per share (the "Share Exchange"). There were seven shareholders of Hancock immediately prior to the Share Exchange. They were MHE Projix LLC, a Florida limited liability company, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell, who held 5,000,000 shares of Hancock common stock in the aggregate. As a result of the Share Exchange, 100% of the outstanding capital stock of Hancock is owned by Orion and Hancock became a wholly-owned subsidiary of Orion. MHE Projix LLC, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr. and Barry Labell owned 4,750,000, 87,500, 87,500, 25,000, 25,000, 12,500 and 12,500 shares of Hancock, respectively. They exchanged their shares of Hancock for 142,500, 2,625, 2,625, 750, 750, 375 and 375 shares of Orion, respectively. Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell were all either officers or directors of Hancock Holdings at the time of the share exchange. Additionally, Lou Taubman, Mark Elenowtiz, Tom Bostic Smith, and David Simonetti are owners (either directly or indirectly) of MHE Projix, LLC.

     At the time of the transaction, Orion Technologies' shares traded at an average bid price of $3.63 per share during the month of the share exchange. However, because the securities issued in the share exchange are restricted and because Orion Technologies is a relatively new company, it is impossible to accurately gauge the value of the shares at this time.

     At the time of the merger, Orion Technologies, Inc. was an international holding company concentrating on Internet and telecommunications-based technologies and services for e-commerce and business-to-business markets. Orion Technologies, Inc. has three wholly-owned subsidiaries: Globalinx Corp., a Delaware Company; EZ Elektronische Zahlungssysteme GmbH, a German Limited Liability Company; and EPS Elektronische Processing Systeme GmbH, a German Limited Liability Company. Following the share exchange, Hancock Holdings, Inc. became a wholly owned subsidiary of Orion Technologies, Inc., and Orion Technologies, Inc. filed a Form 8-K on

February 24, 2000 with the Securities and Exchange Commission describing the transaction.

     The common stock of Orion Technologies, Inc. trades on the NASD OTC Bulletin Board under the symbol ORTG. Detailed information concerning this business combination may be obtained from its filings under the Exchange Act which are found in the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

     Share Exchange Between Madison Holdings, Inc. and Solomon Alliance Group, Inc.

     On March 8, 2000, Solomon Alliance Group, Inc., an Arizona corporation, purchased all of the issued and outstanding shares of Madison Holdings, Inc. pursuant to a share exchange agreement ("Agreement"). Madison Holdings, Inc. was formed on May 18, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially similar to the Company, including similar management and beneficial shareholders.

     Pursuant to the Agreement Solomon Alliance Group, Inc., ("Solomon" or the "Company"), acquired all of the issued and outstanding capital stock of Madison Holdings, Inc. ("Madison") from the shareholders of Madison in a pro rata exchange for an aggregate of 300,000 shares of Sage's common stock, par value $0.001 per share (the "Share Exchange"). There were seven shareholders of Madison immediately prior to the Share Exchange. They were MHE Projix LLC, a Florida limited liability company, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell, who held 5,000,000 shares of Madison common stock in the aggregate. As a result of the Share Exchange, 100% of the outstanding capital stock of Madison is owned by Solomon and Madison became a wholly-owned subsidiary of Solomon. MHE Projix LLC, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr. and Barry Labell owned 4,750,000, 87,500, 87,500, 25,000, 25,000,
12,500 and 12,500 shares of Madison, respectively. They exchanged their shares of Madison for 285,000, 5,250, 5,250, 1,500, 1,500, 750 and 750 shares of
Solomon, respectively. Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell were all either officers or directors of Madison Holdings at the time of the share exchange. Additionally, Lou Taubman, Mark Elenowitz, Tom Bostic Smith, and David Simonetti are owners (either directly or indirectly) of MHE Projix, LLC.

     At the time of the transaction, Solomon Alliance shares traded at an average bid price of $4.50 per share during the month of the share exchange. However, because the securities issued in the share exchange are restricted and because Solomon Alliance is a relatively new company, it is impossible to accurately gauge the value of the shares at this time.

     Additionally, Solomon retained Investor Communications Company, LLC through IC Capital, LLC (collectively "ICC") to provide investor relations services. ICC received compensation in the form of 100,000 restricted common shares. Of the 100,000 shares, 30% (36,000 shares) vested immediately, with the balance vesting over a twelve month period. ICC also receives $7,500 per month in cash, plus expenses. The term of this contract is for twelve months.

     At the time of the merger, Solomon Alliance Group, Inc. was a development stage company with plans to become a leading provider of customized wireless data communications solutions for individual and business needs. Solomon Alliance Group, Inc. has one wholly-owned subsidiary, Visual Link Wireless, Inc. Following the share exchange, Madison Holdings, Inc. became a wholly owned subsidiary of Solomon Alliance Group, Inc., and Solomon Alliance Group, Inc. filed a Form 8-K on March 16, 2000 with the Securities and Exchange Commission describing the transaction.

     The common stock of Solomon Alliance Group, Inc. trades on the NASD OTC Bulletin Board under the symbol SAGE. Detailed information concerning this business combination may be obtained from its filings under the Exchange Act which are found in the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

     Share Exchange between Reagan Holdings, Inc. and FindEx.com, Inc.

     March 7, 2000, FindEx.com, Inc., a Nevada corporation, purchased all of the issued and outstanding shares of Reagan Holdings, Inc pursuant to a Share Exchange Agreement ("Agreement"). Reagan Holdings, Inc. was formed on July 27, 1999 to engage in a merger or acquisition with an unidentified company or and was structured substantially similar to the Company, including similar management and beneficial shareholders.

     Pursuant to the Agreement, FindEx.com, Inc., ("FindEx" or the "Company"), acquired all of the issued and outstanding capital stock of Reagan Holdings, Inc. ("Reagan") from the shareholders of Reagan in a pro rata exchange for an aggregate of 150,000 shares of FindEx.com's common stock, par value $0.001 per share (the "Share Exchange"). There were seven shareholders of Reagan immediately prior to the Share Exchange. They were MHE Projix LLC, a Florida limited liability company, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell, who held 5,000,000 shares of Reagan common stock in the aggregate. As a result of the Share Exchange, 100% of the outstanding capital stock of Reagan is owned by FindEx.com and Reagan became a wholly-owned subsidiary of FindEx. MHE Projix LLC, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr. and Barry Labell owned 4,750,000, 87,500, 87,500, 25,000, 25,000, 12,500 and
12,500 shares of Reagan, respectively. They exchanged their shares of Reagan 142,500, 2,625, 2,625, 750, 750, 375 and 375 shares of FindEx, respectively.
Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell were all either officers or directors of Reagan Holdings at the time of the share exchange. Additionally, Louis Taubman, Mark Elenowitz, Tom Bostic Smith, and David Simonetti are owners (either directly or indirectly) of MHE Projix, LLC.

     At the time of the transaction, FindEx.com shares traded at an average bid price of $8.75 per share during the month of the share exchange. However, because the securities issued in the share exchange are restricted and because FindEx.com is a relatively new company, it is impossible to accurately gauge the value of the shares at this time.

     Additionally, FindEx.com retained Investor Communications Company, LLC, through IC Capital, LLC (collectively "ICC") for investor relations services. ICC, which is wholly-owned by Mr. Elenowitz, received 120,000 restricted shares of FindEx.com in exchange for ICC's services. Of the 120,000 shares received, 30% (36,000 shares) vested immediately, with the balance vesting over a twelve month period. Furthermore, ICC receives $7,500 per month in cash, plus expenses, for these services. The contract term is twelve months.

     FindEx.com also retained MHE, Inc., which is wholly-owned by Mr. Elenowitz, to provide consulting services related to business development and finance. MHE, Inc. received 250,000 restricted shares of FindEx.com in exchange for its services. At the time of the merger, FindEx.com, Inc. was a retail, wholesale, and Internet supplier of software products to business and religious organizations and individuals.

     Following the transaction, Reagan Holdings, Inc. became a wholly owned subsidiary of FindEx.com, Inc., and FindEx.com, Inc. filed a Form 8-K on March 15, 2000 with the Securities and Exchange Commission describing the transaction. The common stock of FindEx.com, Inc. trades on the NASD OTC Bulletin Board under the symbol FIND. Detailed information concerning this business combination may be obtained from its filings under the Exchange Act which are found in the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

CONFLICTS OF INTEREST

     The Company's officers and directors have organized nine other shell companies and expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another shell company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other shell companies in chronological order of the date of incorporation of such shell companies or by lot. However, any shell companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain shell company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred shell company regardless of date of incorporation or choice by lot. As such, Mr. Elenowitz and Mr. Taubman may, at the time of a merger negotiation with a target company, be more inclined to enter into a business combination involving another shell regardless of chronological order of the date of incorporation.

     Management are principals of other businesses with operations which require greater time commitments than the Company. As such, demands may be placed on the time of Management that will detract from the amount of time they are able to devote to the Company. Management intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Management would not attend to other matters prior to those of the Company. Management projects that initially up to ten hours each per month of their time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

     In addition to the foregoing, Louis Taubman, the Company's secretary and director, is a partner in the law firm of Kogan Taubman & Neville, LLC, the Company's current attorneys. In addition, other partners of Kogan Taubman & Neville, LLC hold an indirect interest in TM Capital Partners, L.L.C, the Company's majority shareholder.

     No other securities, or rights to securities, of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by TM Capital Partners, L.L.C, Mark Elenowitz and Louis Taubman will be purchased by the target company. The amount of Common Stock sold or continued to be owned by such parties cannot be determined at this time.

     The terms of a business combination may include such terms as some or all of the current officers or directors remaining as directors or officers of the Company and/or the continuing services or other legal work of the Company being handled by the law firm of which Mr. Taubman is a principal. Additionally, the terms of a business combination may provide for a payment by cash or otherwise (i.e. stock of the target company) to TM Capital Partners, L.L.C. or the officers or directors of the Company for the purchase of all or part of their common stock of the Company by a target company. Certain of the Company's principals would directly benefit from such employment or payments. Such benefits may influence Management's choice of a target company.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     The Company's officers and directors, and their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

     Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates:

     (i)  Any lending by the Company to such persons;

     (ii) The issuance of any additional securities to such persons prior to a business combination;

    (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

     (iv) The payment of any finder's fees to such persons.

     These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

     Other than the policies listed above, there are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

     Although the Company may participate in a business opportunity by purchasing, trading or selling the securities of such business, the Company does not intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder. In the event, however, that the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement the Company's business plan outlined herein. However, the officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $725 in cash:


Name                                    Number of Total Shares        Consideration
-----------------------------------------------------------------------------------
TM Capital Partners, L.L.C. (1)         4,750,000                     $475.00

Mark Elenowitz                            125,000                     $125.00

Louis Taubman                             125,000                     $125.00


------------

(1) TM Capital Partners, LLC is owned by MHE, Inc., which is wholly-owned by Mark Elenowitz; and by KT Ventures, LLC, which is owned by Louis Taubman, Simon Kogan, and Brian Neville. Mr. Taubman owns 36% of KT Ventures, LLC. The remaining percentage is owned by Simon Kogan and Brian Neville.

     The proposed business activities described herein classify the Company as a shell company. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of shell companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement, affirming that such shareholders shall not sell their shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a shell company. The shareholders have deposited their stock certificates with the Company's management, and will not release the certificates except in connection with or following the completion of a merger or acquisition.

ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.0001 per share. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

     Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock. At this time the Company has no intention to issue preferred stock.

DIVIDENDS

     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

GLOSSARY

     The Company: Parc Capital, Corp., the company whose Common Stock is the subject of this registration statement.

     Exchange Act: The Securities Exchange Act of 1934, as amended.

     "Penny Stock" Security: As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

     Securities Act: The Securities Act of 1933, as amended.

     Small Business Issuer: As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

     If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (B) HOLDERS. There are three holders of the Company's Common Stock. On March 29, 2000, the Company issued 5,000,000 of its Common Shares to these shareholders for cash at $.0001 per share for a total price of $725. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder.

     (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold securities that were not registered as follows:


Date                       Name                           Number of Shares            Consideration
-------------------        -------------------            ----------------            -------------
Mar. 29, 2000              TM Capital                       4,750,000                   $475.00
                           Partners,  L.L.C. (1)

Mar. 29, 2000              Mark Elenowitz (1)                 125,000                   $125.00

Mar. 29, 2000              Louis Taubman (1)                  125,000                   $125.00


-----------

(1) Mark Elenowitz and Louis Taubman are the indirect owners of TM Capital Partners, L.L.C. and therefore may be considered to be indirect beneficial owners of the common stock of the Company issued to TM Capital. With respect to the sales made to TM Capital, the Company relied on the exemption from the registration requirements set forth in Section 4(2) of the Securities Act of 1933, as amended. Shares issued to Louis Taubman and Mark Elenowitz were issued pursuant Rule 701.

     The shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market that may develop.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

FINANCIAL STATEMENTS.

     Attached are audited financial statements for the Company for the period ending March 31, 2000. The following financial statements are attached to this report and filed as a part thereof.

     1) Table of Contents - Financial Statements

     2) Independent Auditors' Report

     3) Balance Sheet as of March 31, 2000

     4) Notes to Balance Sheet as of March 31, 2000

INDEX TO FINANCIAL STATEMENTS
PARC CAPITAL, CORP.
(A DEVELOPMENT STAGE COMPANY)

     Independent Auditors' Report

     Balance Sheet as of March 31, 2000

     Notes to Balance Sheet as of March 31, 2000

                               PARC CAPITAL, CORP.

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                       FOR THE PERIOD ENDED MARCH 31, 2000

                               PARC CAPITAL, CORP.

                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000

                                    CONTENTS

                                                                      PAGE(S)
                                                                      ------
Independent Auditors' Report                                            1.

Financial Statements:

     Balance Sheet                                                      2.

     Statement of Income and Retained Earnings                          3.

     Statement of Changes in Stockholders' Equity                       4.

     Statement of Cash Flows                                            5.

     Notes to Financial Statements                                      6.


                           COHEN & KAMENY CPA'S PLLC

TO THE BOARD OF DIRECTORS
PARC CAPITAL, CORP.

We have audited the accompanying balance sheet of Parc Capital, Corp. (a Delaware corporation) as of March 31, 2000, and the related statements of income, stockholders' equity, and cash flows for the period from inception (September 8, 1999) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parc Capital, Corp. as of March 31, 2000, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.


                                                   -------------------------
                                                   COHEN & KAMENY CPA'S PLLC

RIVERDALE, NEW YORK
APRIL 7, 2000

                               PARC CAPITAL, CORP.

                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                              AS OF MARCH 31, 2000

CURRENT ASSETS:

     Cash                                                  $   710.

TOTAL CURRENT ASSETS:                                          710.

                                                           --------
TOTAL ASSETS                                               $   710.
                                                           ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

                                                           $   --
                                                           --------
TOTAL LIABILITIES:                                             --
                                                           --------


STOCKHOLDERS' EQUITY:

     Common stock, $.0001 par value,
       10,000,000 shares authorized,
       5,000,000 issued and outstanding                    $   500.
     Additional paid in capital                                225.
     Retained Earnings                                         (15).
                                                           ---------
TOTAL STOCKHOLDERS' EQUITY:                                    710.
                                                           ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $   710.
                                                           =========


   The accompanying notes are an integral part of these financial statements.


                           COHEN & KAMENY CPA'S PLLC

                               PARC CAPITAL, CORP.

                          (A DEVELOPMENT STAGE COMPANY)

                    STATEMENT OF INCOME AND RETAINED EARNINGS
                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000


NET SALES                                                     $   --

COST OF SALES                                                     --

GROSS PROFIT                                                      --
                                                              --------

OPERATING EXPENSES

     Bank charges                                                 15.
                                                              --------

(LOSS) FROM OPERATIONS                                           (15).

NET (LOSS)                                                       (15).

RETAINED EARNINGS - BEGINNING OF PERIOD                           --

RETAINED EARNINGS - END OF PERIOD                             $  (15).
                                                              ========


   The accompanying notes are an integral part of these financial statements.


                           COHEN & KAMENY CPA'S PLLC

                               PARC CAPITAL, CORP.

                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000



                                                                               Additional
                                                                Common          Paid-in         Retained
                                                                 Stock          Capital         Earnings
                                                            ----------------------------------------------

Balances at inception - September 8, 1999                      $   --           $   --           $   --

Common stock issued                                               500.             225.              --

Net (Loss)                                                         --               --               (15).
                                                            ----------------------------------------------
Balances at March 31, 2000                                     $  500.          $  225.          $   (15).
                                                            ==============================================


   The accompanying notes are an integral part of these financial statements.


                           COHEN & KAMENY CPA'S PLLC

                               PARC CAPITAL, CORP.

                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS
                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES:

     Operating expenses                                     $   (15).

                                                            ---------
NET CASH (USED) BY OPERATING ACTIVITIES                         (15).
                                                            ---------


CASH FLOWS FROM INVESTING ACTIVITIES:

                                                                --
                                                            ---------
NET CASH PROVIDED BY INVESTING ACTIVITIES                       --
                                                            ---------


CASH FLOWS FROM FINANCING ACTIVITIES:

     Capital contributions                                      725.
                                                            ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                       725.
                                                            ---------


NET INCREASE IN CASH & CASH EQUIVELANTS                         710.

     Cash - at beginning of period                              --
                                                            ---------

CASH & CASH EQUIVALENTS - AT END OF PERIOD                  $   710.
                                                            =========


   The accompanying notes are an integral part of these financial statements.

                           COHEN & KAMENY CPA'S PLLC

                               PARC CAPITAL, CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000

NOTE 1 - DESCRIPTION OF THE COMPANY'S BUSINESS:

          Parc Capital, Corp. (the Company) was incorporated on September 8, 1999 in the state of Delaware. The Company was formed in order to seek business opportunities and is currently a "shell" with no business operations. As of the date of these financial statements all of the Company's operations have been organizational in nature and as a result it must be considered in its developmental stage.

          The Company's current business plan is to seek out business opportunities and to pursue other related activities intended to enhance shareholder value. The Company will be seeking opportunities, which will probably be in the form of a merger with a foreign or domestic private issuer that wishes to become a reporting issuer. However, the Company will explore opportunities, which may take the form of a purchase, exchange of stock, or encompass entities such as a corporation, joint venture or partnership. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered significant.

     (A) STATEMENT OF CASH FLOWS:

          For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 3 - CAPITAL STOCK:

          As part of the Company's initial organization the Company issued 4,750,000 shares of it's $ .0001 par value common stock. On November 26, 1999 the Company authorized a stock option plan reserving 1,000,000 shares of it's common stock, and pursuant to the plan granted stock options to it's officers and directors in the amount of 250,000 shares exercisable as defined by the terms of the stock option agreements. As of March 31, 2000, all of the stock options granted were exercised.


                            COHEN & KAMENY CPA'S PLLC

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT NUMBER         DESCRIPTION

    (2)             Articles of Incorporation and By-laws:
     2.1**            Certificate of Incorporation
     2.2**            By-Laws
    (3)             Instruments Defining the Rights of Holders
     3.1**            Lock-Up Agreement with TM Capital Partners, L.L.C.
     3.2**            Lock-Up Agreement with Mark Elenowitz
     3.3**            Lock-Up Agreement with Louis Taubman
    (4)             Consents

      4.1**           Consent of Independent Certified Public Accountant

------------

** Filed herewith

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                     PARC CAPITAL, CORP.

                     By: /s/ MARK ELENOWITZ
                        ---------------------
                        Mark Elenowitz, President and Director

                     By: /s/ LOUIS TAUBMAN
                        ---------------------
                        Louis Taubman, Secretary and Director

                                                                              35